Offering Memorandum: Part II of Offering Document
(Exhibit A to Form C)

Vita Imaging Inc.
90 Great Oaks Blvd, Suite 206
San Jose, CA 95119
www.vita-imaging.com

Up to $4,120,000.00 in Common Stock at $5.70 per Common Share
Minimum Target Amount: $15,000.00

COMPANY

Company Name: Vita Imaging Inc.

Address: 90 Great Oaks Blvd, Suite 206, San Jose, CA 95119

State of Incorporation: DE

Date Incorporated: 14 March 2019

TERMS

Offering Minimum/Target Offering Amount: $15,000.00 (2,632 shares of Common Stock)

Offering Maximum: $4,120,000.00 (701,754* shares of Common Stock), plus a 3% Transaction Fee up to a maximum of $30 per transaction.

Type of Security Offered: Common Stock

Purchase Price of Security Offered: $5.70

Minimum Investment Amount (per investor): $570.00 (plus 3% Transaction Fee up to a maximum of $30 per transaction), which would total $587.10 for the Minimum Investment.

*Maximum number of shares offered subject to adjustment for bonus shares. See below.

Time-Based Perks

Invest before March 25, 2024, and receive 10% bonus shares[1].

Volume-Based Perks

Tier 1 Perk – Invest $500 and receive a custom-made skin lesion ruler with logo that can be used to check your moles and see if they are changing, and 2 logo branded silicone UV wrist bands that change color in the sun as a reminder to apply sunscreen.

Tier 2 Perk – Invest $2,500 and receive the skin lesion ruler, UV wristbands, USB drive, +3% bonus shares.

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[1]The investment must be completed by 11:59 pm Pacific Standard Time ("PST") 06:59 am Coordinated Universal Time ("UTC") on March 25, 2024.

Tier 3 Perk – Invest $5,000 and receive the skin lesion ruler, UV wristbands, USB drive, +5% bonus shares.

Tier 4 Perk – Invest $10,000 and receive the skin lesion ruler, UV wristbands, USB drive, +10% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

This Form C (including the cover page and all exhibits attached hereto the ''Form C") is being furnished by Vita Imaging Inc. a Delaware corporation (the "Company" as well as references to "we,'' "us" or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Common Shares of the Company (the "Securities").

Potential investors in the Securities are sometimes referred to herein as "Investors.'' The Company intends to raise at least $15,000.00 and up to $4,120,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"), which includes a 3% Transaction Fee up to a maximum of $30 per transaction. The minimum amount of Securities that can be purchased is $587.10 per Investor (which may be waived by the Company, in its sole and absolute discretion), which includes the 3% Transaction Fee. The offer made hereby is subject to modification prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "Rights of Securities". To purchase Securities, a prospective investor must complete the subscription process through the intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. All committed funds will be held in escrow with Enterprise Bank and Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline or such earlier time as the Company designates pursuant to Regulation CF using the cancellation mechanism provided by the intermediary.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive 8.5% of the total amount raised in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$570.00	$48.45	$521.55
Investor Processing Fee (3)	$17.10		
Aggregate Minimum Offering Amount	$15,000.00	$1,275.00	$13,725.00
Aggregate Maximum Offering Amount	$4,120,000.00	$350,200.00	$3,769,800.00

(6) This excludes fees to the Company's advisors such as attorneys and accountants. (2) In addition to the commission of 8.5% of cash proceeds received in the Offering, the Intermediary will receive a one-time $17,500 administrative and compliance fee, and a $2,000 monthly maintenance fee. (3) Investors will be required to pay an Investor Processing Fee of 3% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $30.00, which represents the fee for a $1000.00 investment.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF must file a report with the Commission annually and post the report on its website at www.vita-imaging.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF by: (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended; (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record; (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000; (4) the repurchase of all the Securities sold in this Offering by the Company or another party; or (5) the liquidation or dissolution of the Company.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(6) it is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) it is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934;

(3) it is not an investment company, as defined in section 3 of the Investment Company Act of 1940;

(4) it is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503(a) of Regulation Crowdfunding;

(5) it has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement; and

(6) it has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED RISK FACTORS.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS, THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHJCH AN SUCH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.   NO SOURCE OTHER THAN THE ITERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WLLL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFNITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY A FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY

FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

ENTERPRISE BANK THE ESCROW AGENT RECEIVING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HERE. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts, relating to present facts, or current conditions included in this Form C, are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. The statements may include words such as "anticipate," "estimate," "expect," ''project," ''plan," "intend," "believe," "may", "should," "can have," ''likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of the Form C or of any sale of Securities. Our business, financial condition, results of operations and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith, except as required by law. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

THE COMPANY AND ITS BUSINESS

Company Overview

In 2019, Vita Imaging, Inc. ("Vita") purchased the assets of a Canadian company and then partnered with the University of British Columbia (UBC) and Vancouver's British Columbia Cancer Agency Research Centre (BCCA) to design, patent, market, and distribute cancer diagnostic medical devices for the skin and internal organs utilizing cutting-edge, platform Raman spectral technology. With this collaboration, Vita is leveraging twenty years of research by well-respected UBC & BCCA Scientists, Clinicians, and a combined $17.5 million investment ($2.5M BCCA & $15M Predecessor Company) in the development and patenting of this pioneering platform technology. This cross-industry synergy is part of a growing ecosystem for accelerating commercialization by combining UBC & BCCA's innovative research history with Vita's engineering expertise and access to Silicon Valley cutting edge technologies.

As its lead product the Company will launch "Aura," a skin cancer diagnostic device, since it is the most advanced and market ready. Aura has a target launch date of Q4 2024 in the US and 2025 in the EU/UK.

Comprehensive analysis of a 1,000-lesion study utilizing the Aura technology was accepted for publication by *Cancer Research*, a peer-reviewed journal of the American Association of Cancer Research and the most widely cited cancer journal in the world. This should provide additional support for marketing purposes as well as potentially to help support the U.S. regulatory program.

The technology upon which the Aura is based is fully extensible to early detection systems for other types of cancer, including lung, gastro-intestinal, colorectal, and cervical cancers utilizing a fibre optic probe that is inserted into the biopsy channel of an endoscope. Several pilot studies have been completed with the results published in peer reviewed journals.

Intellectual Property

We have licensed exclusive world-wide rights to several patents from UBC and BCCA:

Title	Country	Status
In Vivo Raman endoscopic probe and methods of use	USA	Issued

Multimodal detection of tissue abnormalities based on Raman and background fluorescence spectroscopy	USA	Issued
Integrated spectral probe for Raman, reflectance and fluorescence spectral measurements	USA China	Issued
Optical standard for calibration of spectral measuring systems	USA China	Issued
Method and Apparatus for Optical Measurements under Ambient Light Conditions	USA	Issued
Image Guided Micro-Raman Spectroscopy	USA	Issued
Apparatus and methods relating to high speed Raman Spectroscopy	USA	Issued
Endoscopic Raman Spectroscopy Device	USA	Issued

Pursuant to the terms of the licensing agreement the Company is required to pay the licensors the greater of 2.5% of revenue per year or $25,000 per year. Additionally, the licensor shall receive certain milestone payments in the event of certain liquidation events.

Prior to Vita-Imaging acquiring the license to the platform Raman spectral imaging technology from the BC Cancer Agency, an unrelated Canadian company, Verisante Technology, Inc., expended considerable effort in the development of the Aura. Vita Imaging purchased the cancer detection business assets from Verisante in 2019 and additionally licensed the underlying technology from the BC Cancer Agency.

Business Model

Vita intends to sell the device and then earn recurring revenue from the sale of disposable tips and maintenance contracts. The patented disposable tips are necessary to confirm the calibration of the device prior to scanning a patient as well as the prevention of cross contamination. The industry standard for maintenance contracts is 10% of the initial sales price per year.

Vita will partner with Physician Key Opinion Leaders (KOLs) and distributors with strong sales and marketing capabilities in order to build strategic partnerships with Physicians, Payers, Clinics, Hospitals, and Medical Spas to establish market leadership and credibility within the healthcare community.

Business Partnerships & Relationships

Vita's Manufacturing Partner is BriteLab, an experienced manufacturer with the infrastructure to meet Regulatory requirements and support commercialization efforts globally. Vita also has access to BCCA's robust pipeline for additional products related to our platform technology for cancer detection for skin and internal organs (lungs, GI, stomach, pancreas, etc.) where the base platform remains the same, but the probes are of different sizes and lengths based on the target organ. This gives Vita the advantage of rapid, lower development costs expanding from skin cancer detection to internal organ cancers.

Competitors and Industry

Competitors

AURA would be the only Raman-spectroscopy based skin cancer diagnostic device in the market. Our leading competitors are NeviSense owed by SciBase, a Swedish company, and DermaSensor which is based in Florida. Both of our leading competitors are at the product launch stage, and there is presently no market leader.

Unlike NeviSense, which is Melanoma focused, AURA is able to detect both Melanoma and non-Melanoma skin cancers (NMSCs) which comprise 90% of skin cancers. AURA also has a higher sensitivity, specificity and real time/speed to results over its competitors.

Published clinical study results concluded that DermaSensor had an overall sensitivity of 95.5% and specificity of 20.7%[1] . The Aura, by comparison, had overall sensitivity of 99% and specificity of 44.5%[2]. DermaSensor requires five scans of the same lesion to produce a result versus a single 1.5 second scan for the Aura. The Aura is easy to use and requires relatively little end user training.

Because it can detect both Melanoma and NMSCs with a high degree of accuracy, AURA has a broader application for Dermatologists and Physicians who are not experts in skin cancer detection than competitors that only detect melanomas.

1. Merry SP, Chatha K, Croghan I, Nguyen VL, McCormick B, Leffel D. *Clinical Performance of Novel Elastic Scattering Spectroscopy (ESS) in Detection of Skin Cancer: A Blinded, Prospective, Multi-Center Clinical Trial. J Clin Aesthet Dermatol 2023 April: 16(4 Suppl): s16.*

 Zhao J, Zeng H, Kalia S, Lui H. Incorporating patient demographics into Raman spectroscopy algorithm improves in vivo skin cancer diagnostic specificity. Translational Biophotonics. 2019 Dec;1(1-2):e201900016.

Industry

According to the American Academy of Dermatology, skin cancer is the most common form of cancer in the US and worldwide with 1 in 5 Americans developing skin cancer in their lifetime[1]. In the United States 5 million people are treated annually for skin cancer with treatment costs of $8.1 billion ($4.8 billion for nonmelanoma skin cancers and $3.3 billion for malignant melanoma)[2]. When detected early, the five-year survival rate for melanoma is 99% hence the urgent need for physician support tools like Aura.

The incidence of non-melanoma skin cancer (NMSC) including basal and squamous cell cancer, as well as melanoma skin cancers (MSC) have risen over the past decades. Skin cancer is a worldwide epidemic with significant health, economic and societal burdens. According to the World Cancer Research Fund, in 2018, there were over 132,000 new diagnoses for Melanoma[3].

1. *American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer*
2. *American Academy of Dermatology https://www.aad.org/media/stats-skin-cancer*
3. https://www.who.int/news/item/22-07-2002-helping-people-reduce-their-risks-of-skin-cancer-and-cataract

Current Stage

We intend to launch Aura in the US in Q4 2024 subject to securing FDA market clearance. Vita held its "100 Day" meeting with the FDA in January 2023 and plans to complete regulatory clearance for the US in the first half of 2024.

Future Roadmap

Vita will focus on optimizing growth, profitability, and market penetration for the next 5 years. After maximizing Company value, it will explore the most viable option to optimize Investor return:

•   Acquisition by a company within this domain and/or parallel industry; or

•   Initial Public Offering (IPO) and continue growing the company by developing CORE Raman Platform technology for detection of internal organ cancer(s).

Officers and Directors

Thinh Q. Tran, CEO & Chairman

Mr. Tran's current primary role is with the Issuer.

Dates of Service: February 2019 – Present

Responsibilities: Overall management of all aspects of the Company.

Mr. Tran was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up into a multi-billion dollar publicly traded NASDAQ company making him one of the longest serving CEOs in the NASDAQ. Thinh also has extensive experience raising capital, exceeding M&A transactions, and providing guidance to many start-ups. Prior to Sigma Designs, Mr. Tran was employed by Amdahl Corporation and Trilogy Systems Corporation. Thinh holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.

M. Victoria Read, COO

Ms. Reade's current primary role is with the Issuer.

Dates of Service: April 2018 - Present

Responsibilities: In collaboration with the CEO, developed Investor Pitch Deck, Business Plan and Investor Presentations. The COO is responsible for the AURA's FDA application for market clearance.

Ms. Reade has 25+ years of executive leadership and consulting experience including: Executive Director, MCO Operations & MSO at Scripps Clinic & Green Hospital La Jolla; VP, Medical Management at HMO Pacificare, Healthcare/IT Consultant at Deloitte, TMI, Pharma & Medtech. Previously, she was the Founder and CEO of Ion Therapeutics, a medical device & biologics company where she successfully secured FDA device approval; served as CEO & Chief Administrative Officer (CAO) of College Medical Center (157 bed hospital); Site Director, Quest Clinical Research conducting Pivotal Studies; and Research Leader of UCSD & Schepens Institute/Harvard teams. Ms. Reade holds an MBA from Pace University and a Bachelor of Science Nursing (BSN) from University of Tennessee Center for Health Sciences. She is an Advisor for Business and Academic Accelerator Programs (California Life Sciences Institute & Hult Global Business Challenge).

Dzung Kim Tran Wright, Acting CFO

Ms. Wright's current primary role is with the Issuer.

Dates of Service: September 2022 – Present

Responsibilities: Overall management of financial reporting and financial controls.

Ms. Wright is the interim Chief Financial Officer of Vita Imaging, Inc. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology. Before joining Vita Imaging, Dzung was Sr. Accounting Manager at Vivus, Inc. from 2013 to 2022 where she was Responsible for overseeing the corporate accounting team for a publicly traded pharmaceutical company. She has also held senior finance roles at Controlnet Inc., Foneweb Inc., and Microlambda Wireless Inc. She has a proven track record of success in leading and managing financial teams, and she has a deep understanding of financial reporting, analysis, and planning. Dzung is a graduate of San Jose State University and holds a Bachelor's degree in Business Administration and Accounting.

Key Scientific, Inventor & Clinical Partners

Haishan Zeng, PhD: BCCA Distinguished Scientist, Lead Inventor of AURA & CORE

Dr. Zeng is a Distinguished Scientist with the Integrative Oncology Department (Imaging Unit) of the BCCA & Professor of Dermatology and Skin Science at UBC. He has 150+ Peer Reviewed Publications and 28+ patents related to optical diagnosis and therapy. Dr. Zeng holds a PhD in Biophysics from UBC and is the lead Inventor of the Rapid Raman Spectroscopy Platform Technology developed at BCCA, including the AURA and CORE.

Harvey Lui, MD, FRCPC: Principal Investigator of Clinical Studies & Co-Inventor

Dr. Lui is a Professor of the Department of Dermatology and Skin Science at UBC. Previously, he was President of the International League of Dermatological Societies, an active member of the Photomedicine Society, and Canadian Dermatology Association, amongst other medical organizations. Dr. Lui received his MD from UBC and completed an advanced fellowship at Massachusetts General Hospital and Harvard Medical School. Dr. Lui is a Co-Inventor of the AURA.


RISK FACTORS


A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE

SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a longtime

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $4,120,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control.

Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are currently reliant on one main type of product

Currently we are focusing on commercializing one type of product for skin cancer diagnosis. Our revenues are therefore dependent upon the market for skin cancer diagnostic devices.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be a marketable endoscopic version (the Core) of our cancer detection product. It is possible that a potential failure to release the product may be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only manufactured initial production units of our Aura skin cancer detection device. Delays or cost overruns in the production of the Aura device or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decisions for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target amount for this offering, we may request that DealMaker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company and have not yet generated any profits

Vita Imaging Inc. was formed on March 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vita Imaging has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Aura is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to effectively protect

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. The Company has an exclusive worldwide license to numerous patents from the BC Cancer Agency. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on outside government regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access our data. Furthermore, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Vita Imaging could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Hurdles

The diagnostic medical device industry is one that encounters significant regulatory hurdles in getting technological advances approved, as well as intense pressure to assure that their technologies are cost saving or cost effective. These regulatory hurdles, as well as marketplace demands, increase the cost of innovation, as well as the potential risk of failure, which would have a material adverse effect on the Company's performance. Potential investors should be aware of the risks, problems, delays, expenses and difficulties which the Company may encounter in light of the extensive regulatory environment within which the Company's business is carried out. The process of obtaining necessary regulatory approval is lengthy, expensive and uncertain. The Company or its collaborators may fail to obtain the necessary approvals to commence or continue to manufacture or market the Company's potential products in reasonable time frames, if at all. In addition, governmental authorities in the United States, or other countries may enact regulatory reforms or restrictions on the development of new medical devices that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Medical Product Liability

Many of the products we are depending on to drive future growth are not yet ready for sale. If any of these products do not achieve market acceptance, our ability to generate revenue will be adversely affected. If our products are alleged to be harmful, we may not be able to sell them, we may be subject to product liability claims not covered by insurance and our reputation could be damaged. The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of medical devices. There can be no assurance that users will not claim that effects other than those intended have resulted from our products. Component failures, manufacturing flaws, quality system failures, design defects, inadequate disclosure of product related risks or product related information or other safety issues with respect to these or other products we manufacture, or sell could result in an unsafe condition or injury to, or death of, a user. There can be no guarantee that product liability lawsuits will not be brought against us even if such products have been used for their approved indications and appropriate labels have been included. In the event of allegations that our any of our products are harmful, we may experience reduced demand for our products. In addition, we may be forced to defend individual or class action lawsuits and, if unsuccessful, to pay a substantial amount of damages. The outcome of litigation is difficult to assess or quantify. The cost to defend against litigation may be significant. We currently do not have insurance covering the costs and losses because of product recalls or failures or other liabilities. Such insurance is expensive. If we seek insurance, there is no guarantee it will be available on acceptable terms. Even if obtained, insurance may not fully protect the Company or its employees from liability or losses. Some manufacturers that have suffered such liability claims or losses in the past have been forced to cease operations or claim bankruptcy.

Industry Competition

The industry in which the Company operates is characterized by rapid and substantial technological change. The Company's competitors may have developed or may be developing technologies which could become the basis for competitive products. Some of these products may prove to be more effective and less costly than the Company's products under development. There can be no assurance that the development of additional products by others will not render the Company's product candidates non-competitive or that the Company will be able to keep pace with technological developments.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned Percentage
Thinh Tran	4,000,000	Common Stock 55.8%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, and Unsecured Line of Credit and Convertible Promissory Note. As part of this Regulation Crowdfunding raise, the Company will be offering up to 701,754 shares of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,159,522* outstanding.

Voting Rights: One vote per share.

Material Rights: N/A

*The total amount outstanding does not include 882,000 shares to be issued pursuant to stock option agreements.

Series A Preferred Stock

The amount of security authorized is 2,500,000 with a total of 1,007,500 outstanding.

Voting Rights:

Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

Material Rights: N/A

Dividend Rights: Holders of Series A Preferred Stock have certain dividend rights. See Exhibit F for complete information.

Liquidation Preference: Holders of Series A Preferred Stock have certain preferences. See Exhibit F for complete information.

Conversion Rights: Holders of Series A Preferred Stock have certain conversion rights. See Exhibit F for complete information.

Anti-Dilution Rights: Holders of Series A Preferred Stock have certain anti-dilution rights. See Exhibit F for complete information.

Redemption Rights: The Preferred Stock is not redeemable.

Separate Vote of Preferred Stock:

For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise). See Exhibit F for complete information.

Unsecured Line of Credit and Convertible Promissory Note

The security will convert into Series A Preferred Stock and the terms of the Unsecured Line of Credit and Convertible Promissory Note are outlined below:

Amount outstanding: $1,095,588.54 Maturity Date: March 31, 2025

Interest Rate: 3.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: At the option of the creditor or change of control (see below)

Material Rights:

The Advances made pursuant to this Unsecured Line of Credit and Convertible Promissory Note shall not exceed $1,500,000.

Automatic Repayment Upon a Change of Control. In the event that the Company undergoes a Change of Control (as defined below) while this Note remains, then (x) two times the outstanding principal amount of this Note plus (y) all accrued interest thereon, shall be repaid in connection with such Change of Control. For purposes of this Agreement, "Change of Control" shall be deemed to have occurred upon any one of the following events: (i) upon the consummation of the acquisition of a majority of the outstanding stock of the Company pursuant to a tender offer validly made under any federal or state law (other than a tender offer by the Company), (ii) upon the consummation of a merger, consolidation or other reorganization of the Company (other than a reincorporation of the Company), if after giving effect to such merger, consolidation or other reorganization of the Company, the shareholders of the Company immediately prior to such merger, consolidation or other reorganization hold less than 50% of the voting or economic interest of the surviving or resulting entity after such merger, consolidation or other reorganization; or (iii) upon the sale of all or substantially all of the assets of the Company.

Optional Conversion. At any time while this Note remains outstanding, then, upon the written election of the Holder, the outstanding principal amount of this Note and all accrued interest thereon, shall convert in whole without any further action by the Holder into Series A Preferred Stock at a conversion price equal to a price paid per share equal to $2.00 (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction occurring after the date hereof). Any issuance of Equity Securities pursuant to the conversion of this Note pursuant to this Section 3(a) shall be upon and subject to the same terms and conditions applicable to the Series A Preferred Stock previously sold in the Company's Series A Preferred Stock financing (the "Financing"). At all times following the date hereof until the conversion or repayment of this Note, the Company shall take all actions necessary or advisable from time to time to keep sufficient authorized by unissued shares of Series A Preferred Stock reserved for conversion of this Note.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Furthermore, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

TRANSFERABILITY OF SECURITIES

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Company;

(2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act;

(3) as part of an IPO; or

(4) to a member of the family of the Investor or the equivalent to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other familiar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother in-law and includes adoptive relationships.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Name: Series A Preferred Shares

Type of security sold: Equity

Final amount sold: $2,015,000.00

Number of securities sold: 1,007,500

Use of proceeds: Operations, FDA submission, prototype build

Date: December 31, 2021

Offering exemption relied upon: Regulation D Rule 506(b)

Name: Convertible Note

Type of security sold: Debt

Final amount sold: $1,095,588.54

Use of proceeds: Operations, FDA submission, initial production run

Date: February I0, 2023

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $828,096.15

Number of securities sold: 159,522

Use of proceeds: Operations, FDA submission, prototype build

Date: November 14, 2023

Offering exemption relied upon: Regulation CF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

For the year ended December 31, 2021 compared to the year ended December 31, 2022.

Revenue

Revenue for fiscal year 2021 was $0 compared to $0 in fiscal year 2022. The Company is a medical device manufacturer and does not anticipate revenue prior to receiving FDA clearance which is projected for the first half of 2024.

Cost of Sales

Cost of Sales for fiscal year 2021 was $0 compared to $0 in fiscal year 2022.

Gross Margins

Gross margins for fiscal year 2021 were $0 compared to $0 in fiscal year 2022.

Expenses

Expenses for fiscal year 2021 were $1,107,564 compared to $818,543 in fiscal year 2022. The decrease of $289,000 was due to a decrease in R&D expense of $362,000, from $976,000 in 2021 to $614,000 in 2022 offset by an increase in G&A expense of $72,000, from $132,000 in 2021 to $204,000 in 2022. The R&D decrease is due to the Company's completion of an Aura production prototype. The G&A expense increased due to the increase in auditing expenses and financing activities.

Historical results and cash flows

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is projecting product sales and revenue for late 2024 subject to receiving FDA clearance. The Company filed a PMA application with the FDA in 2022 and had its "Day 100" meeting with the regulators in January 2023. Past cash was primarily generated through equity investments and loans. Our goal is to obtain FDA clearance in the first half of 2024 and begin sales and marketing in late 2024. We project positive cash flow in the second year after FDA clearance from revenue generated by the Aura product.

Liquidity and Capital Resources

As of December 31, 2023, the Company had $121,806 cash on hand. In addition, as of December 31, 2023, the Company has approximately $404,411 of unused credit pursuant to a $1.5 million convertible line of credit with the founder and CEO Mr. Thinh Tran. If the Company raises the minimum Offering Amount of $15,000 then management anticipates that the cash on hand and line of credit are sufficient to fund the next eight months of operations. If the Company raises the maximum amount of the Offering, $4,120,000 then management anticipates that the cash on hand and line of credit are sufficient for the next three years.

We believe the funds from this campaign are critical to our operations. These funds are required to support the existing FDA clearance application for the Aura product and building enough units to begin sales and marketing.

The Company had its FDA filing fees waived as a first-time small business filer, and the FDA has indicated acceptance of clinical data from an already completed clinical study for efficacy purposes. These substantial savings enable the Company to focus its financial resources on the production and marketing necessary to generate revenue.

The Company has also outsourced its manufacturing to BriteLab which is a fully certified medical device manufacturer resulting in high upfront cost savings.

The Company is projecting sales revenue for late 2024, subject to obtaining FDA marketing clearance, that will help off-set expenses in 2024 with positive cash flow occurring in the second year of the product launch.

Additional Sources of Capital

The Company has contemplated additional future sources of capital including venture capital, Reg D Rule 506 private placements, and notably a $1,500,000 convertible line of credit from Mr. Tran, the CEO, that matures on March 31, 2024. As of December 31, 2023, $1,095,588.54 is outstanding on the line of credit with approximately $404,411 available for the Company to draw down.

INDEBTEDNESS

Creditor: Thinh Tran, CEO & Director

Amount Owed: $1,095,588.54

Interest Rate: 3.0%

Maturity Date: March 31, 2025*

*Loan becomes due on change of control and is convertible into Series A Preferred shares at the option of the creditor. See **The Company's Securities, Unsecured Line of Credit and Convertible Promissory Note** for more detailed information.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early- stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only

$2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

Pre-Money Valuation: $40.1 million

Valuation Details:

In making this calculation, we have assumed all Series A Preferred Stock is converted to common stock.

In making this calculation we have not assumed that:

(5) any outstanding options, warrants, or other securities with a right to acquire shares are exercised; or

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,095,588.54 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development, team, and projected revenue growth when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

USE OF PROCEEDS

Fees for certain services provided by DealMaker:

If we raise the Target Offering Amount of $15,000.00, we plan to use these proceeds as follows:

DealMaker Platform Fees

8.5%

DealMaker Due Diligence and Set-up Service Fees

91.5%

If we raise the overallotment amount of $4,120,000 we plan to use these proceeds as follows:

DealMaker Platform Fees

8.5%

Marketing

15.0%

Vita will focus on establishing partnerships with Physicians/Providers and Payors in its target markets, as well as innovative channels not targeted by its competitors. Marketing will follow from industry and trade and physician awareness campaigns to specific executions directed at target customer segments. Top tier 20 to 30 customers in each segment will be the initial focus.

Due to a concentrated market, a few sales "hits" in these top tiers will lead to achieving targeted forecasts.

Research & Development

13.0%

While the development of the Aura is complete, the Company wants to lower costs of production and will focus its R&D in that regard. In addition, the Company contracts for research with the BC Cancer Agency Research Centre to advance the other applications of the platform technology.

Company Employment

12.0%

The Company currently has 14 employees in addition to the CEO and COO. Other necessary skilled workers are employed through short term consulting contracts and are not employees.

Operations

10.0%

10% or $41200,000 based on a maximum offering, would be used to fund operations which for 2024 will mainly consist of obtaining FDA clearance for the Aura device. The Company is benefitting from small business initiatives that the federal government has implemented. There is no filing fee for the company's first PMA application with the FDA. The FDA has given guidance that it will accept the study from Vancouver General Hospital as evidence of efficacy. The Company has retained regulatory consultants as needed to assist in the regulatory process.

Working Capital

41.5%

Working capital will be used to fund the commercialization of the Aura post FDA clearance starting in late 2024.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

REGULATORY INFORMATION

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following related party transactions:

Name of Entity: Thinh Q. Tran

Relationship to Company: CEO & Chairman

Nature/ amount of interest in the transaction: Loan to Company of $1,095,588.54

Material Terms: The Company entered into a convertible promissory note and line of credit with a related party for an aggregate maximum amount of $1,500,000 on February 10, 2023. Approximately $1,095,588.54 has already been advanced. The line of credit matures on March 31, 2025, or upon change of control. It is convertible into Series A Preferred Shares at $2.00 per share.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.vita-imaging.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section l5(d) of the Exchange Act

(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.vita-imaging.com.

Tax Matters

Each prospective investor should consult with his or her own tax and ERISA advisor as to the particular consequences to the investor of the purchase, ownership and sale of the Investor's securities, as well as possible changes in tax laws.

Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should he anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax. Each potential investor should consult his or her own tax advisor concerning the possible impact of state taxes.

INVESTING PROCESS

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti- money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Offering period to change their minds and cancel their investment commitments for any reason. Once the Offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target offering date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

EXIBIT B TO FORM C

Vita Imaging Inc.

Audited Financial Statements

for the years ended December 31, 2021 and 2022

VITA IMAGING INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 and 2021



To the Board of Directors of
Vita Imaging Inc.
San Jose, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vita Imaging Inc. (the "Company") which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $837,822 and $1,112,284 for the years ended December 31, 2022 and 2021, respectively, and has negative cash flows from operations. As of December 31, 2022, the Company had an accumulated deficit of $2,739,062 and limited liquid assets to satisfy its obligations as they come due with $46,568 of cash and a working capital deficit of $135,078. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
March 27, 2023

VITA IMAGING INC.
BALANCE SHEETS

	December 31,		
	2022		2021
ASSETS			
Current assets:			
Cash and cash equivalents	$	46,568	$ 88,069
Inventory		112,856	50,000
Other receivables		-	52,586
Total current assets		159,424	190,655
Deposits		99,871	33,049
Property and equipment, net		23,649	-
Intangible assets, net		47,145	83,145
Total assets	$	330,089	$ 306,849
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable	$	230,424	$ 180,481
Accrued expenses		39,078	25,596
Stock payable		25,000	-
Total current liabilities		294,502	206,077
Loan payable, related party		645,589	618,593
Accrued interest, related party		16,708	4,720
Total liabilities		956,799	829,390
Stockholders' equity (deficit):			
Series A preferred stock, $0.0001 par value, 2,500,000 shares authorized, 837,500 and 475,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively; liquidation preference of $1,675,000 and $950,000 as of December 31, 2022 and 2021, respectively		84	48
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,000,000 shares issued and outstanding as of both December 31, 2022 and 2021		600	600
Additional paid-in capital		2,111,668	1,378,052
Accumulated deficit		(2,739,062)	(1,901,240)
Total stockholders' equity (deficit)		(626,710)	(522,541)
Total liabilities and stockholders' equity (deficit)	$	330,089	$ 306,849

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2022	2021
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	204,141	131,644
Research and development	614,402	975,920
Total operating expenses	818,543	1,107,564
Loss from operations	(818,543)	(1,107,564)
Other income (expense):		
Interest expense, related party	(19,279)	(4,720)
Total other expense	(19,279)	(4,720)
Provision for income taxes	-	-
Net loss	$ (837,822)	$ (1,112,284)
Weighted average common stock outstanding - basic and diltued	6,000,000	6,000,000
Net loss per share - basic and diluted	$ (0.14)	$ (0.19)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

| | Series A Preferred Stock | | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balances at December 31, 2020	475,000	$ 48	6,000,000	$ 600	$ 1,364,353	$ (788,956)	$ 576,044
Stock-based compensation	-	-	-	-	13,699	-	13,699
Net loss	-	-	-	-	-	(1,112,284)	(1,112,284)
Balances at December 31, 2021	475,000	48	6,000,000	600	1,378,052	(1,901,240)	(522,541)
Issuance of preferred stock	362,500	36	-	-	724,964	-	725,000
Stock-based compensation	-	-	-	-	8,652	-	8,652
Net loss	-	-	-	-	-	(837,822)	(837,822)
Balances at December 31, 2022	837,500	$ 84	6,000,000	$ 600	$ 2,111,668	$ (2,739,062)	$ (626,710)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities:		
Net loss	$ (837,822)	$ (1,112,284)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,408	-
Amortization	36,000	36,000
Stock-based compensation	8,652	13,699
Services paid by note payable, related party	26,996	194,497
Changes in operating assets and liabilities:		
Inventory	(62,856)	-
Other receivables	52,586	(52,586)
Accounts payable	49,943	(15,868)
Accrued expenses	13,482	25,596
Accrued interest, related party	11,988	4,720
Net cash used in operating activities	(698,622)	(906,226)
Cash flows from investing activities:		
Purchase of property and equipment	(26,057)	-
Deposits	(66,822)	-
Net cash used in investing activities	(92,879)	-
Cash flows from financing activities:		
Proceeds from (repayments to) loan payable, related party	-	424,096
Issuance of preferred stock	725,000	-
Stock payable	25,000	-
Net cash provided by (used in) financing activities	750,000	424,096
Net change in cash and cash equivalents	(41,501)	(482,130)
Cash and cash equivalents at beginning of year	88,069	570,199
Cash and cash equivalents at end of year	$ 46,568	$ 88,069
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Vita Imaging Inc. (the "Company") is a corporation formed on March 14, 2019 under the laws of Delaware. The Company is a medical device company that is developing technology that focuses on the early detection and treatment of pre-cancer and malignant tumors. The Company is headquartered in San Jose, California.

As of December 31, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $837,822 and $1,112,284 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $2,739,062 and a working capital deficit of $135,078. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of assets from acquisition, common stock, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been granted a license or been approved by regulatory authorities to produce and sell its product. There are no assurances that this approval will be given or obtained.

VITA IMAGING INC.

NOTES TO THE FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory consists of device materials, and includes products acquired pursuant to an asset purchase agreement in 2019 with a fair value of $50,000. The inventory was recorded at its estimated fair value at the time of acquisition, which was less than the historical cost. Inventory is valued at the lower of cost or net realizable value. In 2022, the Company made purchases of $62,856 for image sensor modules that were custom made for the Company. As of December 31, 2022 and 2021, the Company determined there was no reserve for obsolescence or impairment necessary.

Property and Equipment, Net

Property and equipment consists of lab equipment, of which $26,057 was purchased in 2022. Lab equipment has a useful life of five years. Depreciation is recorded on a straight-line basis. As of December 31, 2022, property and equipment, net of accumulated depreciation of $2,408, was $23,649. Depreciation expense of $2,408 was recorded for the year ended December 31, 2022.

Intangible Assets, Net

The Company acquired certain intellectual property valued at $180,000 pursuant to an asset purchase agreement of a medical device company in 2019. The intellectual property consists of developed technology and has a useful life of five years. As of December 31, 2022 and 2021, intangible assets, net of accumulated amortization was $47,145 and $83,145, respectively. Amortization expense was $36,000 for both the years ended December 31, 2022 and 2021.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2022 and 2021, no impairment was deemed necessary.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expended as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, stock-based compensation, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to development of the Company's products are included in research and development expenses and are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation.* The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2022 and 2021 consist of outstanding options (Note 6).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements since its lease agreement is short term in nature.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds

VITA IMAGING INC.

NOTES TO THE FINANCIAL STATEMENTS

its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes *(Topic 740):* Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, *Income Taxes*, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. LOAN PAYABLE, RELATED PARTY

In 2021, the Company entered into a line of credit with a related party for an aggregate purchase amount of $618,593, including $424,096 in proceeds and services paid of $194,497. In 2022, the Company incurred services paid of $26,996 As of December 31, 2022 and 2021, $645,589 and $618,593, respectively, remained outstanding. The maximum amount per the line of credit was $500,000, but was increased to the balance outstanding by informal agreement between the lender and the Company. The loan bears interest at 3% per annum and matures on July 1, 2023 or upon a change in control. During 2022 and 2021, the Company incurred interest expense of $19,279 and $4,720, respectively. During the year ended December 31, 2022 and 2021, interest payments of $7,291 and $0 were made. As of December 31, 2022 and 2021, accrued interest related to this note was $16,708 and $4,720, respectively.

5. STOCKHOLDERS' EQUITY / (DEFICIT)

As of December 31, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,500,000 shares of preferred stock and 10,000,000 shares of common stock, par value $0.0001 per share. The preferred stock is designated as Series A preferred stock.

The holders of the preferred stock have the following rights and preferences:

Voting

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

The holders of common and preferred stock, voting together on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors.

VITA IMAGING INC.

NOTES TO THE FINANCIAL STATEMENTS

Dividends

In the event dividends ae paid on any share of common stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

The Original Issue Price of the Series A preferred stock is $2.00 per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the Original Issue Price plus all declared and unpaid dividends. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preference as of December 31, 2022 and 2021 amounted to $1,675,000 and $950,000, respectively.

Conversion

Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion price shall initially be the Original Issue Price of the Series A preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2022 and 2021, each share outstanding of each series of preferred stock was convertible into shares of common stock on a one-for-one basis.

Each share of preferred stock is automatically convertible into common stock upon an initial public offering or a vote of the majority of Series A preferred stockholders.

Stock Transactions

In 2022, the Company issued 362,500 shares of Series A preferred stock for proceeds of $725,000, or $2.00 per share.

In January 2023, the Company issued 15,000 shares of Series A preferred stock. The Company received proceeds of $30,000, of which $25,000 was received in December 2022 and included as stock payable on the balance sheets as of December 31, 2022. See Note 11.

As of both December 31, 2022 and 2021, there were 6,000,000 shares of common stock outstanding. As of December 31, 2022 and 2021, there were 837,500 and 475,000 shares of preferred stock outstanding, respectively.

6. **STOCK-BASED COMPENSATION**

Vita Imaging Inc. 2019 Stock Incentive Plan

The Company has adopted the Vita Imaging Inc. 2019 Stock Incentive Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 1,500,000 shares as of December 31, 2022 and 2021.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan's inception. As of December 31, 2022, there were 778,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over four years.

A summary of information related to stock options for the years ended December 31, 2022 and 2021 is as follows:

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2020	552,000	$	0.01	$	32,660
Granted	-		-		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2021	552,000	$	0.01	$	32,660
Granted	170,000		0.37		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2022	722,000	$	0.09		198,720
Exercisable as of December 31, 2021	218,500	$	0.01	$	12,928
Exercisable as of December 31, 2022	356,500	$	0.01	$	128,340

	December 31,	
	2022	2021
Weighted average grant-date fair value of options granted during year	$ 0.25	n/a
Weighted average duration (years) to expiration of outstanding options at year-end	8.04	8.50

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2022	2021
Risk-free interest rate	4.28%	n/a
Expected term (in years)	7.00	n/a
Expected volatility	67.30%	n/a
Expected dividend yield	0.00%	n/a

The total grant-date fair value of the options granted during the year ended December 31, 2022 was $42,790. Stock-based compensation expense for stock options of $8,652 and $13,699 was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively, and included in general and administrative expenses in the statements of operations.

Total unrecognized compensation cost related to non-vested stock option awards amounted to $55,047 at December 31, 2022, which is expected to be recognized over 25 months.

7. **COLLABORATION RESEARCH AND LICENSE AGREEMENT**

In January 2020, the Company entered into a Collaborative Research Agreement (the "BC Cancer Agreement") with BC Cancer. Pursuant to the terms of the BC Cancer Agreement, the Company and BC Cancer agreed to collaborate by jointly conducting research activities related to the development and improvement of the Company's cancer detection device.

Under the first statement of work of the BC Cancer Agreement, the Company was obligated to pay CDN $228,362, including CDN $57,091 upon execution and the remaining payments in quarterly installments through September 30, 2020. The last payment per the initial agreement was then modified to be CDN $33,799. The contract period for the initial statement of work was January 1, 2020 through December 31, 2020.

In February 2021, the parties entered into an amendment to extend the BC Cancer Agreement for an additional contract period from February 2021 through January 31, 2022. Per the amendment, the Company was under obligation to pay CDN $135,195, including CDN $33,799 upon execution and the remaining payments in quarterly installments through November 2021. The amendment also agreed to a total amount owed of CDN $197,492 under the first statement of work, which was already paid in full. In August 2021, the parties entered into a second amendment to extend the quarterly payments owed through January 2022. In November 2022, the parties entered into a third amendment whereby the Company was under obligation to pay CDN $115,592 in quarterly payments through December 2022.

In addition to the collaborative research plan, in July 2020 the Company entered into a license agreement ("BC License Agreement") with BC Cancer and the University of British Columbia ("UBC") whereby the Company was granted an exclusive, royalty-bearing and worldwide license to use and sublicense the BC Cancer technology and improvement for the purpose of developing, manufacturing, using, offering for sale, and selling the products in the field of use as defined in the license agreement. The license grants the Company rights to all clinical data and related patents. The term of the license agreement is twenty years or upon the patents' expiration.

Upon execution of the BC License Agreement, the Company was obliged to pay an initial license and documentation fee of CDN $25,000. The Company also agreed to pay for patent filing costs of $77,254.

Under the BC License Agreement, the Company is obligated to pay BC Cancer an annual royal equal to 2.5% of revenue, or a minimum annual royalty of CDN $25,000, whichever is greater in each year. If the Company pays a minimum of CDN $250,000 per year, inclusive of any collaborative research fees, royalties or contractual revenue, the minimum royalty payment will be waived. The Company will also pay UBC a royalty equal to 50% of sublicensing revenue.

The Company is obligated to pay UBC certain milestone payments, including $250,000 upon a merger, acquisition, or initial public offering valued less than $3.75 million and $750,000 if such event is valued greater than $3.75 million.

During the years ended December 31, 2022 and 2021, the Company recorded total research and development expenses of $103,190 and $142,357, respectively, in connection with the BC Cancer Agreement. These amounts include collaborative research fees, the initial license fee, a minimum royalty payment of CDN $25,000 and certain patent filing costs. As of December 31, 2022 and 2021, the Company had $103,464 and $102,759, respectively, included in accounts payable pertaining to the BC Cancer Agreement and BC License Agreement.

8. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to accrual differences, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $683,297 and $456,186, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2022	**2021**
Deferred tax assets:		
Net operating loss carryforwards	$ 596,137	$ 444,190
Tax to accrual differences	80,912	8,167
Stock-based compensation	6,248	3,829
Valuation allowance	(683,297)	(456,186)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2022 and 2021, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $683,297 and $456,186 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $227,111 and $310,832 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,132,716 and $1,589,118, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2022 tax years remain open to examination.

9. RELATED PARTY TRANSACATIONS

Refer to Note 4 for detail of the Company's related party loan payable.

10. COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Leases

During April 2020, the Company entered into month-to-month lease agreement with a third party for its office space. Monthly base rent on this lease agreement amounts to $1,940. For the years ended December 31, 2022 and 2021, the Company incurred $23,280 and $23,280 of rent expense, respectively.

11. SUBSEQUENT EVENTS

In January 2023, the Company issued 120,000 shares of Series A preferred stock. The Company received proceeds of $240,000, of which $25,000 was received in December 2022 and $215,000 was received prior to the date the financial statements were available to be issued.

Management has evaluated subsequent events through March 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). VITA IMAGING INC. (THE "COMPANY") IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS

MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

To: Vita Imaging Inc.
        90 Great Oaks Blvd, Suite 206
        San Jose, CA 95119

1. <u>Subscription</u>.

(a) The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (the "Securities"), of Vita Imaging Inc., a Delaware corporation (the "Company"), upon the terms and conditions set forth herein. The minimum amount of Securities that can be purchased is $587.10 per Subscriber (representing 100 Shares) (which may be waived by the Company, in its sole and absolute discretion), at a price per security of $5.70, including a 3% Transaction Fee not to exceed a maximum of $30 per transaction.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Common Stock to be sold by the Company shall not exceed $4,120,000.00. The Company may accept subscriptions until April 29, 2024. Providing that subscriptions for $15,000.00 (2,632 shares) of Securities are received (the "Target Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"), provided 21 days have passed since the commencement of Securities sales, a notice is distributed with the new anticipated deadline of the offering, the right to cancel for any reason until 48 hours prior to the new offering deadline, whether the Company will continue to accept Securities sales during the 48-hour period prior to the new offering deadline, and the new offering deadline is scheduled for and occurs at least five business days after the notice is distributed.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(f) There are restrictions on the Subscriber's ability to cancel the purchase of Securities and obtain a return of his or her investment. The Subscriber can cancel the purchase of Securities for any reason until 48 hours prior to the Termination Date or Closing Date, whichever is earlier.

(g) With any material change to the terms of the offering, or to the information provided by the Company, a notice will be distributed with the notice of the changes, and that the Subscriber's commitment will be canceled unless the Subscriber reconfirms his or her Securities purchase within the given business days.

(h) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary actions on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's respective knowledge, currently threatened in writing (a) against the Company or (b) against any officer, manager, director or key employee of the Company arising out of his or her employment or Board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The

Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER

PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: Vita Imaging Inc.
                                              90 Great Oaks Blvd, Suite 206, San Jose, CA 95119
                                              Attn: Thinh Tran, CEO

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The terms and provisions of this Subscription Agreement, specifically Sections 4(g), 5, and 6 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure

(a) Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription

Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

[*SIGNATURE PAGE FOLLOWS*]

Vita Imaging, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Vita Imaging, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Common Stock** Aggregate Subscription Price: **$0.00 USD**
	TYPE OF OWNERSHIP:
(Name of Subscriber)	If the Subscriber is individual: If the Subscriber is not an individual:
By: (Authorized Signature)	☐ Individual
	☐ Joint Tenant
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	Address of account provider:
(Offline Investor) (E-Mail Address)	

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Vita Imaging, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

- ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
  a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
  a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
- ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
- ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;
- ☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
- ☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
- ☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                            (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Vita Imaging, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐   (k)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

       (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

       (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Common Stock	Issuer: Vita Imaging, Inc. (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	

This investment is risky. Initial that you understand that:	Your Initials
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	

3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **Vita Imaging, Inc.**
Address: 5390 Hellyer Avenue, San Jose, CA 95138
Contact: Investor Relations
Email: Emmeline_Braun@vita-imaging.com

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Vita Imaging, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                       (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                     By:

                                                         (Signature)

                                                     Name of Signing Officer (if Entity):

                                                     Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>**Self-Certification of Trustee**</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Vita Imaging, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Vita Imaging, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D TO FORM C

CAMPAIGN VIDEO



Vita Imaging

CAMPAIGN VIDEO -

Audio	Video
Voice Over: Every hour, one person in the United States dies of melanoma. Yet when it comes to skin cancer detection, dermatologists mostly use antiquated practices that rely on magnifying glasses and the naked eye.	Stock- patients at the dermatologist's office getting examined Source: https://www.cdc.gov/cancer/uscs/about/data-briefs/no9-melanoma-incidence-mortality-UnitedStates-2012-2016.htm
Dr.Lui Visual inspection practices for detecting skin cancer are subjective and error-prone. This highlights the need for objective and reliable diagnostic tools. AURA is an innovative skin cancer diagnostic tool that uses proven technology to identify changes associated with the biochemistry of skin cancer lesions.	Vita Imaging Logo B-roll- scientists in lab space
Within seconds, AURA provides important data that can help doctors make more informed decisions about diagnosis and treatment, potentially improving patient outcomes and reducing the need for unnecessary biopsies.	Animation of Aura Device B-roll of Aura device in use Text on Screen: $1.6 Billion is spent on biopsies on suspicious lesions annually.
While further research continues, we believe that AURA can now be a valuable support tool for dermatologists in detecting both Melanoma and	Text on screen: 99% survival rate for early detection Vs.



non-melanoma skin cancers, offering rapid, real-time results without requiring skin preparation.	and 16% survival for stage 5 Source https://www.skincancer.org/skin-cancer-information/skin-cancer-facts/#:~:text=1%20in%205%20Americans%20will,for%20melanoma%20is%2099%20percent https://training.seer.cancer.gov/melanoma/intro/survival.html
	B-roll- of Aura device working quickly Results on the Aura screen
AURA was developed over many years by leading scientists and physicians at the renowned British Columbia Cancer Agency Research Centre and The University of British Columbia. Over $20 million dollars has been invested in R&D for AURA and we are already working with the FDA for regulatory clearance.	Exterior shot of BCCA Interior shots of the BCCA lab
Under the leadership of Thinh Tran, a seasoned CEO who has experience turning a modest startup into a billion-dollar publicly traded NASDAQ company, Vita Imaging has completed costly, comprehensive clinical studies and is in the final step of obtaining FDA market clearance for AURA.	Thinh talking to Dr.Lui at BCCA lab
THINH: In the next five years, the global skin cancer diagnostics market is projected to reach nearly 5 and a half billion dollars. AURA is a proven, award-winning product that is ready to stand at	Thinh to camera Source for market size; :https://www.bloomberg.com/press-releases/2022-03-11/skin-cancer-diagnostics-market




the forefront of this market.	[-size-worth-5-48bn-globally-by-2028-at-7-2-cagr-exclusive-report-by-the-insight-partners](#)
With FDA market clearance, we plan to target growth and market penetration across the US.	Aura machine in Dermatologist's office Clips from youtube video ***AURA has not been cleared for use by the FDA**
We plan to fund the last leg of our FDA approval and continue the development of our next-generation models.	B-roll- team in meeting Rendering of next-generation model ***Rendering of AURA. Images are computer generated.**
While we are starting with skin cancer, our robust portfolio of patents and platform technology can easily be applied to internal organ cancer detection, such as lungs, stomach, and colon.	Dr.Zeng doing research in lab
Voice Over: Skin cancer is America's most common cancer, and Melanoma cases have DOUBLED in 30 years. The Surgeon General called this a life-threatening crisis demanding urgent action.	Stock- of a patient in doctor's office Text over the stock Melanoma cases have DOUBLED in 30 years! Source: cdc.gov
The Vita Imaging AURA is a powerful tool for doctors and patients to fight the skin cancer epidemic. Partnering with us has the potential to save lives! Invest in Vita Imaging today!	Aura rendering
Invest in Vita Imaging. Together we can defy cancer.	

EXHIBIT E TO FORM C

CAMPAIGN LANDING PAGE





VITA IMAGING

INVEST NOW

10% BONUS SHARES FOR INVESTORS ENDS IN 06 Days 05 Hours 03 Min 44 Sec

Crowdfunding an Investment in Life-Saving Technology

A Revolutionary Breakthrough in Skin Cancer Detection

Vita Imaging, Inc. is a medical device company developing cutting-edge cancer detection and diagnostic technology. The company's lead product, AURA™, is a licensed, patent-protected diagnostics platform technology. The AURA™ device is capable of identifying both melanoma and non-melanoma skin cancers in 1.5 seconds.

AURA's™ FDA review is in its final stages and targeted for completion in 2024. To expand its global market reach, Vita Imaging will also seek regulatory approval in additional markets including Canada, the European Union (EU), Australia, India, and Asia.

INVEST NOW

$5.70
Share Price

Form C Offering Circular Investor Education Discussion

Reasons to Invest in This Crowdfunding Opportunity

Vita Imaging has developed patented, breakthrough detection tools that provide dermatologists and other providers with critical diagnostic information in real time to help reduce unnecessary biopsies and optimize treatment outcomes for patients. The company's first product, AURA™, is an award-winning, non-invasive imaging device that can detect melanoma and non-melanoma skin cancers nearly instantaneously.

According to the American Academy of Dermatology, 1 in 5 Americans will develop skin cancer in their lifetime, making skin cancer the most common cancer in the United States. The skin cancer diagnostics market generated over $3 billion globally in 2021, and is expected to grow to nearly $5.5 billion by 2028.[1]

AURA™ is currently in its pre-revenue stage of development. Vita Imaging has applied to the FDA for market clearance for AURA™ and anticipates completion of the regulatory process during the first half of 2024. Vita Imaging's multidisciplinary scientific, medical, and technical team includes world-renowned experts in cancer detection. The company's CEO is a Stanford engineering graduate with a track record of taking a start-up high-tech company public on the NASDAQ, achieving a market cap of over $2 billion.

Cancer is a word we instinctively fear.

Many of us have known someone afflicted with cancer. We see celebrity cancer deaths on the news. And unfortunately, some of us have been cancer victims ourselves.

Fears of death, disability, and a loss of control over life are easy to understand. A cancer diagnosis can seriously undermine mental

health and wellbeing[2] – and impact the emotional health of families and caregivers.[3]

In the United States, cancer is the second leading cause of death.[4] Cancer is also a top cause of death globally, accounting for around 1 in every 6 deaths.[5]

The Startling Truth About Skin Cancer

Skin cancer is the most common form of cancer in the U.S., costing the healthcare system $8.1 billion annually.[6] This places a heavy economic burden on our society.

In the U.S. alone, an estimated 9,500 people are diagnosed with skin cancer each day. One in every five people will develop skin cancer by the age of 70.[7]



9,500
People in the U.S. that are diagnosed with skin cancer daily

$8.1B
The healthcare system's annual spending for skin cancer diagnosis

An aggressive form of skin cancer called Merkel cell carcinoma recently claimed the life of beloved singer-songwriter Jimmy Buffett.[8] While rare, about 3,000 Americans die of this cancer each year.[9]

The **two most common forms of skin cancer are basal cell and squamous cell carcinomas**.

Fortunately, **both of these cancers are highly curable – *if detected early and treated properly*.**[10]

The skin cancer called **melanoma is often called "the most serious skin cancer"** in large part because it has a tendency to spread. [11]

Because malignant melanoma can be deadly, surgical treatment involves a wide excision of skin around the tumor. This can result in scarring or disfigurement, especially with surgery to the face, head, or neck.[12]

The Good News and the Bad News About Melanoma

Melanoma is responsible for the vast majority of skin cancer deaths. In 2022, about 7,650 deaths were attributed to melanoma in the U.S.[13]

There is some good news...

According to the American Cancer Society, **the 5-year survival rate for melanoma is 99% – *when detected early*.**[14]

The bad news?

Unfortunately, **the 5-year survival rate for metastatic melanoma (Stage IV) plunges to only 22.5%.**[15]

This means that **early detection represents a truly life-saving measure**.

Melanoma rates in the United States have continued to rise, particularly in the older age group. **Around 1 in 27 men and 1 in 40 women in the U.S. will develop melanoma during their lifetime.**

Considering these facts, it's no wonder the U.S. Department of Health and Human Services identified skin cancer as a **major threat to public health**.[16]

With this warning, the *Surgeon General's Call to Action to Prevent Skin Cancer* established skin cancer prevention, monitoring, and evaluation as a high priority for this country.[17]

Heeding this call to action, Vita Imaging believes there is an urgent need for its revolutionary skin cancer detection tool called **AURA™**.

This specialized device was designed to **improve diagnostic accuracy and significantly reduce the need for invasive, costly, and often unnecessary biopsies**.

AURA™ works by utilizing proven Raman spectroscopy technology that can **differentiate between benign and malignant lesions, providing nearly instantaneous results**.

To really understand the breakthrough nature of AURA™, it's important to first get a sense of the nearly antiquated detection practices used today.

Visual Lesion Inspection is Subjective and Error-Prone

Unfortunately, most healthcare providers still rely on *visual inspection* of suspicious lesions. However, the accuracy of the clinical diagnosis of cutaneous melanoma with the unaided eye is only about 60%.[18]

To improve accuracy, many clinicians use a tool called a dermatoscope.



Dermatoscopes have been described as "skin microscopes." They are essentially hand-held visual aid devices that use a bright light and a magnifying glass to help physicians identify potential skin lesions.[19]

Unfortunately, **even in trained hands, melanomas can be missed by dermoscopy**, especially if melanoma features are not noted on the periphery of the lesion.[20]

We need a better way of detecting skin cancers — and catching them early.

Biopsies are Inaccurate, Subjective, and Often Unnecessary

No doctor wants to miss a potentially dangerous skin cancer. This issue with diagnostic accuracy leads many physicians to excise or biopsy lesions as a precautionary procedure.

These **biopsies cost an estimated $1.6 billion annually**.[21] Yet research found that 95% of suspicious lesions were benign or premalignant.[22] This can be frustrating and problematic for both insurers and patients.

Wouldn't it be better to accurately detect and differentiate malignant versus non-malignant lesions *before* getting to the biopsy stage?

Introducing AURA™ Technology – Proven Superior to Traditional Detection Methods



Meet AURA™

Our licensed, patent-protected diagnostics platform capable of generating accurate, objective results in real-time

The AURA™ product is in the final stages of FDA approval and not yet available on the market.

Medical device company Vita Imaging knows that objective and reliable diagnostic tools are crucial in the fight against the skin cancer epidemic.

The AURA™ skin cancer detection device was designed by leading scientists and physicians at the renowned British Columbia Cancer Agency and the University of British Columbia.

In fact, **over 20 years of research and development have been done.**

And $20 million has already been invested to commercialize AURA™.

The AURA™ device uses proven Raman spectroscopy technology that can differentiate between benign and malignant lesions.

It works by identifying unique changes associated with the biochemistry of skin cancer cells. Using a scattering of light molecules, the way the light reflects back creates **a "molecular fingerprint" that can differentiate between cancerous and non-cancerous molecules**.

What's more, it **works within 1.5 seconds!**

This means that, nearly instantaneously, the data generated by AURA™ can help physicians make informed decisions regarding diagnosis and treatment.

Because it aids physicians in determining if biopsy is needed, AURA™ has the potential to **improve patient outcomes and reduce the need for unnecessary biopsies**.



Proven Technology

- ⓥ **Secured exclusive license** from the British Columbia Cancer Agency and the University of British Columbia

- ⓥ **20 years** of extensive research and development

- ⓥ **Backed by** a comprehensive patent portfolio





*The AURA™ product is in the final stages of FDA approval and not yet available on the market.

With clinical testing conducted at Vancouver General Hospital, AURA™ was used in a patient study spanning six years with over 800 patients – including the assessment of over 1,000 lesions. To date, it is the most comprehensive Raman spectroscopy-based skin cancer study conducted globally.

The latest clinical study results, published in a peer-reviewed journal, showed over all sensitivity of 99.% and specificity of 44.5% in identifying patients with skin cancers. These performance results are markedly superior to other devices on the market.

Skin Cancer: The Solution
Presenting the Vita Imaging AURA
AURA
• Non-invasive Raman Spectroscopy device identifies benign vs. malignant lesions
• Fastest results (under 1.5 seconds) and higher accuracy for ruling "in" disease
• 99% sensitivity and 44.5% specificity in correctly identifying patients with skin cancer
• User friendly with minimal training required by healthcare professionals
• CE Marking & FDA Market Clearance In Progress
*Zhao J, Zeng H, Kalia S, Lui H. Incorporating patient demographics into Raman spectroscopy algorithm improves in vivo skin cancer diagnostic specificity. Translational Biophotonics. 2019 Dec;1(1-2):e201900016.

*The AURA™ product is in the final stages of FDA approval and not yet available on the market.

AURA™ has successfully passed all product performance and safety tests.

Through this process, the company has demonstrated that AURA™ exceeds all FDA benchmarks, paving the way for full clearance and commercialization as a Class 3 medical device.

An earlier version of the AURA™ device previously achieved market clearance in Canada, the European Union, and Australia.

AURA™ Exceeded All FDA Benchmarks
by completing comprehensive clinical studies and successfully passing all product performance and safety tests

*The AURA™ product is in the final stages of FDA approval and not yet available on the market.

AURA™ testing is also **non-invasive and requires little training** to use.

Unlike some other devices, **no skin preparation is required**.

This means it can be quickly and easily deployed in any dermatologist's office.

AURA™ also offers integrated data management software that allows users to store patient records securely in one place. Its compact design makes it highly portable, and it easily fits in any clinical setting without requiring added space or setup time.

Additional target customers for the AURA™ device include general practitioners, primary care physicians, skin clinics, medical spas, and other settings. The company anticipates that nurses and technicians will be able to perform the screenings under physician supervision.

Billing code application is also in process to provide for insurance reimbursement.

AURA: Three Easy Steps

AURA Is Incredibly Fast & Easy To Use

  

Step 1	Step 2	Step 3
Power up the AURA Imaging Device	Scan the Affected Area Using the Light Probe Instant Result (< 1.5sec)	Review Display for Diagnosis & Recommended Next Steps



The AURA™ product is in the final stages of FDA approval and not yet available on the market.

AURA™ also supports a recurring revenue model. In addition to sales of the device itself, the company anticipates gaining revenue from:

1. Sales of disposable probe tips (one per patient) needed to ensure calibration and prevent cross-contamination
2. Service contracts based on the industry standard of charging customers annually the equivalent of 10% of the original sales price of the device

Additionally, Vita Imaging intends to collect valuable spectral data of AURA™ lesion scans to build a comprehensive spectral imaging database with AI/machine learning to help increase accuracy even further.

A Growing Market for Skin Cancer Diagnostics

Increasing rates of skin cancer have created a growing diagnostics market.

Globally, the skin cancer diagnostics market generated $3.3 billion in 2021, and is expected to reach nearly $5.5 billion by 2028.[23]

Future Plans for Expansion and a Robust Patent Portfolio

Vita Imaging anticipates future revenue opportunities detecting other types of cancer, including those affecting the lung and colon. **For internal organ cancers, CORE probes inserted into standard endoscopic probes will be used.**

Because they are based on the same Raman cancer imaging platform as the AURA™ device, the company believes that CORE product development and FDA/regulatory approval can be accelerated.

As you can see below, multiple CORE studies have already been completed, encompassing multiple types of cancer.

Future Products from Platform Technology

Introducing the Vita Imaging CORE for Internal Organ Cancer

CORE



- Built on the same Raman Cancer Imaging Platform as the Aura which accelerates product development and FDA/Regulatory approval.
- CORE Probes are fiber probes that are inserted into standard endoscopic probes to detect cancer in different areas of the body.
- Extensive CORE studies already completed:
  - Lung Cancer: 110+ patients at BCCA

- **Oral Cancer:** 69 Patients at Harvard School of Dental Medicine & BCCA
- **Nasal Cancer:** 60+ patients at Fujian Provincial Tumor Hospital
- **Colon Cancer:** Study currently commencing at BCCA





In addition, the company already has a robust intellectual property portfolio.

Through its partnership with the British Columbia Cancer Agency and the University of British Columbia, **Vita Imaging has licensed a comprehensive patent portfolio to a cutting-edge platform technology with applications for cancer detection in the skin (AURA™) as well as internal organs**.

The company has flourished under the leadership of Chairman and CEO Thinh Quy Tran, a seasoned CEO who has experience turning a start-up into a billion-dollar publicly traded NASDAQ company.

You can view the full leadership team below, along with the scientific, inventor, and clinical partners and the company's regulatory expert/consultant.

Leadership

Thinh Tran
Chairman / CEO

Prior to Vita Imaging , Thinh was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 – which he built from a humble start-up into a two billion dollar publicly traded NASDAQ company – making him one of the longest serving CEOs on the NASDAQ. He also has extensive experience raising capital, executing M&A transactions, and providing guidance to many start-ups. Prior to Sigma Designs, He was employed by Amdahl Corporation and Trilogy Systems Corporation, leaders in the IBM mainframe computer market. He holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.

Victoria Reade
Chief Operations Officer / COO

Ms. Reade has 25+ years of executive leadership and consulting experience including Scripps Clinic Medical Group & Green Hospital La Jolla, Hospitals, Payer/HMOs, Big 4 Consultant (Healthcare & IT), Pharma and medical device companies. Previously, she was the Founder and CEO of a medical device & biologics company where she successfully secured FDA 510(k) device approval; served as CEO & Chief Administrative Officer (CAO) of a 157 bed acute care hospital; Director of a Clinical Research site in San Francisco conducting Phase 1 to 3 Pivotal Studies; and led pre-clinical Studies for a UK based Stem Cell and Regenerative Medicine company at Harvard Schepens & UCSD. Ms. Reade holds an MBA from Pace University, a Bachelor of Science Nursing (BSN) from University of Tennessee Center for Health Sciences, and NY & CA RN license.

Dzung Wright
Interim CFO

Dzung is the interim Chief Financial Officer of Vita Imaging, Inc. She has over 30 years of experience in the financial industry, holding senior financial positions at multiple publicly traded and startup companies over a wide range of industries such as medical, telecommunications, device technology, digital arts, mobile devices, and internet technology. Before joining Vita Imaging, Dzung held senior finance roles at Vivus Inc., Controlnet Inc., Foneweb Inc., and Microlambda Wireless Inc. She has a proven track record of success in leading and managing financial teams, and she has a deep understanding of financial reporting, analysis, and planning.

Dzung is a graduate of San Jose State University and holds a Bachelor's degree in Business Administration and Accounting.

Scientific, Inventor & Clinical Partners

Haishan Zeng, PhD
Distinguished Scientist & Lead Inventor

Dr. Zeng is a Distinguished Scientist with the Integrative Oncology Department (Imaging Unit) of the BCCA & Professor of Dermatology, Pathology, and Physics at UBC. He has 170+ Peer Reviewed Publications and 28+ patents related to optical diagnosis and therapy. Dr. Zeng holds a PhD in Biophysics from UBC and is the lead Inventor of the Rapid Raman Spectroscopy Platform Technology developed at BCCA, including the AURA™ and CORE.

Harvey Lui, MD, FRCPC
Lead Principal Investigator & Co-Inventor

Dr. Lui is a Professor and former Head of the Department of Dermatology and Skin Science at UBC. He was formerly the President of the International League of Dermatological Societies, an active member of the Photomedicine Society, and Canadian Dermatology Association, amongst other medical organizations. Dr. Lui received his MD from UBC and completed an advanced fellowship at Massachusetts General Hospital and Harvard Medical School.

Sunil Kalia, MD, FRCP
Principal Investigator

Dr. Kalia is co-Director of the Psoriasis & Phototherapy Clinic at Vancouver General Hospital and Assistant Professor in Dermatology at UBC. He is President of the Dermatology Society of British Columbia & Board Director, Dermatology. Dr. Kalia is a graduate of the University of Calgary and has a Masters in Healthcare & Epidemiology and completed photo dermatology training in the USA, Australia, Europe.

Michael Short, PhD
Scientific Collaborator & Co-Inventor
Dr. Short has been a Research Associate at BCCA for over 12 years. He is the Lead and/or co-author of 31 scientific papers in peer reviewed journals featuring medical applications for Raman spectroscopy. He is a named co-inventor on 6 Raman Spectroscopy patents. He holds a PhD in Physics from Simon Fraser University in Canada.

Jianhua Zhao, PhD
Scientific Collaborator & Co-Inventor
Dr. Zhao is a Research Associate at BCCA and UBC. He has published 90+ scientific papers and has 5+ patent applications based on his specialized work in Raman Spectroscopy, diffuse reflectance, and fluorescence for skin cancer diagnosis. He holds a PhD in Optical Engineering from Shandong University in collaboration with University of California Santa Barbara.

Barry Lycka, MD, FRCPC
Physician Advisor
Dr. Barry Lycka has over 25 years experience as one of the most respected and accomplished cosmetic dermatologists in the world performing Mohs surgery and other elaborate procedures. He was an early adopter of AURA™ which he used successfully until he retired in 2019. He has written 17 books, over 30 academic papers and hosted one of the number one internet radio shows on cosmetic surgery. Dr. Lycka is a graduate of the University of Alberta, Edmonton, Canada medical school. He is a member of the American Board of Dermatology and the Fellowship Royal College of Physicians of Canada.

Regulatory Experts & Consultants

George DeMuth, MS
Founder & CEO, Stat One LLC & Biostatistician Expert
Mr. DeMuth is the CEO of Stat One, LLC which is a statistical consulting and data management group that provides expert support to companies seeking FDA Regulatory approval with a broad range of services including: high level statistical consulting, SAS programming and data management services. George has over 30 years of experience working as a lead statistician on clinical trials in support of pharmaceutical, medical device, and biologic products. He was the founder of a previous CRO that sold its assets in 20 I 3. Mr. DeMuth has worked with several hundred companies across numerous therapeutic areas and supported many approved products. He has attended numerous FDA meetings as the client's representative and has presented at FDA panel meetings. Mr. DeMuth has extensive programming experience and has developed several statistical reporting packages using SAS macros. He is also the developer of Stat One EDC®, an electronic data capture system, Stat One ValTrack , a validation tracking system and Stat One TPM™, a proprietary training and project management system.

Invest in Life-Saving Technology Developed By Leading Scientists and Physicians

Skin cancer is a worldwide epidemic with significant health, economic, and societal consequences.

According to the World Health Organization, at least 132,000 new melanomas are diagnosed each year. And the incidence of skin cancers has risen in recent decades.[24]

To help improve these outcomes, Vita Imaging believes that the time to invest in objective, accurate skin cancer detection tools is NOW.

> *"Raman spectroscopy opens up a promising future in advancing skin cancer diagnostics by enabling early detection, real-time analysis, and integration with other diagnostic technologies. Its potential to distinguish between different types of skin tumors further emphasizes its significance in the domain of skin cancer diagnostics."*[25]
> *– Journal of Clinical Medicine, 2023 [pull quote graphic]*

Over the next five years, the company will focus on optimizing growth and marketing outreach with a goal of deploying AURA™ technology where it is needed most – to defy cancer on a worldwide scale.

With a dynamic blend of groundbreaking innovation, strategic partnerships, and growing traction, Vita Imaging is on the brink of transforming the skin cancer detection landscape.

A prior successful crowdfunding equity campaign using the StartEngine platform raised approximately $828,000 from 582 investors

A prior successful crowdfunding equity campaign using the StartEngine platform raised approximately [illegible] from [illegible] investors. [26]

Backed by an impressive base of industry-advancing research, a comprehensive patent portfolio, and a history of successful funding, Vita Imaging is positioned to redefine the skin cancer detection market.

Seize this opportunity to be part of a journey that's reshaping the landscape of cancer detection, bringing hope and peace of mind back to millions of people.

Thank you for investing in our mission!

PERKS

TIME-BASED PERKS

First week 10% bonus shares.*

VOLUME-BASED PERKS

TIER 1 PERK:
Invest $500 and receive a custom-made skin lesion ruler with logo that can be used to check your moles and see if they are changing, and 2 logo branded silicone UV wrist bands that change color in the sun as a reminder to apply sunscreen.

TIER 2 PERK:
Invest $2,500 and receive the skin lesion ruler, UV wristbands, USB drive, +3% bonus shares.

TIER 3 PERK:
Invest $5,000 and receive the skin lesion ruler, UV wristbands, USB drive, +5% bonus shares.

TIER 4 PERK:
Invest $10,000 and receive the skin lesion ruler, UV wristbands, USB drive, +10% bonus shares.

** First Week is equivalent to Days 1-7 beginning the day this offering is launched (the "Launch Date") through 11:59 pm Pacific Standard Time ("PST") (06:59 am Coordinated Universal Time ("UTC") on the 7h day following the Launch Date.*

TERMS

Offering Minimum:
$15,000.00 (2,632 shares of Common Stock)

Offering Maximum:
$4,120,000.00 (701,754* shares of Common Stock)

Type of Security Offered:
Common Stock

Purchase Price of Security Offered:
$5.70

Minimum Investment Amount (per investor):
$570.00 (plus 3% Transaction Fee capped at $30)

**Includes a 3% investor transaction fee on the share issuance of $4,000,000. Maximum number of shares offered subject to adjustment for bonus shares. See below.*

INVESTOR EDUCATION

1. **Why invest in startups?**
Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise – you are buying a piece of a company and helping it grow.

2. **How much can I invest?**
Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

3. **How do I calculate my net worth?**
To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

4. **What are the tax implications of an equity crowdfunding investment?**
We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

5. **Who can invest in a Regulation CF** Offering?
Individuals over 18 years of age can invest.

6. **What do I need to know about early-stage investing? Are these investments risky?**
There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. **When will I get my investment back?**
The Common Stock (the "Shares") of Vita Imaging, Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. **Can I sell my shares?**
Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. **Exceptions to limitations on selling shares during the one-year lockup period:**
In the event of death, divorce, or similar circumstance, shares can be transferred to:
The company that issued the securities
An accredited investor
A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

10. **What happens if a company does not reach their funding target?**
If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. **How can I learn more about a company's offering?**
All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. **What if I change my mind about investing?**
You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: Info@vita-imaging.com

13. **How do I keep up with how the company is doing?** At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. **What relationship does the company have with DealMaker Securities?**
Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Forward Looking Statements

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Vita Imaging Inc (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

EXHIBIT F TO FORM C

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VITA IMAGING INC.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:19 PM 01/30/2020
FILED 02:19 PM 01/30/2020
SR 20200681132 - File Number 7323446

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Vita Imaging Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify:

ONE: That the name of this corporation is Vita Imaging Inc., and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was March 14, 2019 under its current name.

TWO: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, and the resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

I.

The name of this corporation is Vita Imaging Inc. (the "**Company**").

II.

The address of the registered office of the Company in the State of Delaware is 800 N. State Street, Suite 402, Dover, Delaware 19901 in the County of Kent. The name of the registered agent of the Company at such address is First Corporate Solutions, Inc.

III.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

IV.

A. The Company is authorized to issue two classes of stock to be designated, respectively, "**Common Stock**" and "**Preferred Stock**." The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The total number of shares that the Company is authorized to issue is 12,500,000 shares, consisting of (i) 10,000,000 shares of Common Stock and (ii) 2,500,000 shares of Preferred Stock, all of which are hereby designated "**Series A Preferred Stock**" (the "**Series A**"). The

Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

B. The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock are as follows:

1. **DIVIDEND RIGHTS.**

(a) The "**Original Issue Price**" of the Series A shall be $2.00 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date (the "**Filing Date**") of this Amended and Restated Certificate of Incorporation (as the same may be amended from time to time, the "**Certificate of Incorporation**")).

(b) In the event dividends are paid or distributions made on any share of Common Stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of Series A in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(c) A distribution to the Company's stockholders may be made without regard to the preferential dividends arrears amount, if any, or any preferential rights amount (each as determined under applicable law).

(d) Whenever a dividend provided for in this Section B.1 shall be payable in property other than cash, the value of such dividend shall be the fair market value of such distribution as determined in good faith by the Board of Directors of the Company (the "**Board**").

2. **VOTING RIGHTS.**

(a) **General Rights.** Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted (pursuant to Section B.4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Preferred Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b) **Separate Vote of Preferred Stock.** For so long as at least 75% of the initially-issued shares of Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the Filing Date) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class, shall be necessary for effecting or validating the following actions (whether taken directly or indirectly, by merger, recapitalization or otherwise):

(i) Any amendment, alteration or repeal of any provision of the Bylaws or the Certificate of Incorporation that alters or changes the voting or other powers, preferences or other rights, privileges or restrictions of the Preferred Stock so as to affect the Preferred Stock adversely;

(ii) Any authorization or any designation, whether by reclassification, alteration, amendment or otherwise, of any new or existing class or series of stock or any other securities convertible into equity securities of the Company ranking senior to the Series A;

(iii) Any increase in the authorized number of shares of Series A; or

(iv) Any redemption, purchase, repurchase, payment or declaration of dividends or other distributions with respect to Common Stock or Preferred Stock other than (i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company, upon termination of services to the Company, to repurchase such shares at no more than the lower of original cost and fair market value or (ii) acquisitions of Common Stock in exercise of any right of first refusal of the Company to repurchase such shares.

(c) **Election of Board of Directors.**

(i) The holders of Common Stock and Preferred Stock, voting together as a single class on an as-if-converted basis, shall be entitled to elect all members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) Pursuant to the provisions of Section 223(a)(1) and Section 223(a)(2) of the DGCL, any vacancy and newly created directorships resulting from any increase in the authorized number of directors or by amendment of this Certificate of Incorporation, and vacancies created by removal, death or resignation of a director, shall be filled only by vote or written consent in lieu of a meeting of the holders of the class or series entitled to elect directors or by the remaining director or directors, if any, elected by the holders of such class or series pursuant to this Section B.2.

(iii) In accordance with Section 141(k) of the DGCL, any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent.

(iv) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "**Liquidation Event**"), or any Acquisition or Asset Transfer (as each such term is defined below), before any distribution or payment shall be made to the holders of any Common Stock, subject to the right of any series of Preferred Stock that may from time to time come into existence, the holders of Series A shall be entitled to be paid out of the assets of the Company legally available for distribution for each share of Series A held by them, an amount per share of Series A equal to the Original Issue Price for the Series A plus all declared and unpaid dividends on the Series A. If, upon any such Liquidation Event, Acquisition or Asset Transfer, the assets of the Company shall be insufficient to make payment in full to all holders of Series A of the liquidation preference set forth in this

Section B.3(a), then such assets (or consideration) shall be distributed among the holders of Series A at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Series A as set forth in Section B.3(a) above, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Common Stock.

(c) For the purposes of this Section B.3: (i) "**Acquisition**" shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly-owned subsidiary, its parent) immediately after such consolidation, merger or reorganization and other than a transaction the principal purpose of which is to change the jurisdiction of incorporation of the Company (provided that, for the purpose of this Section B.3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); provided, that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "**Asset Transfer**" shall mean a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

(d) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

4. **CONVERSION RIGHTS.**

The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "**Conversion Rights**"):

(a) **Optional Conversion.** Subject to and in compliance with the provisions of this Section B.4, any shares of Series A may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series A shall be entitled upon conversion shall be the product obtained by multiplying the Series A Conversion Rate (as defined below) then in effect for such series (determined as provided in Section B.4(b)) by the number of shares of Series A being converted.

(b) **Series A Conversion Rate.** The conversion rate in effect at any time for the conversion of the Series A (the "**Series A Conversion Rate**") shall be the quotient obtained by dividing the Original Issue Price of the Series A by the Series A Conversion Price (as defined below), calculated as provided in Section B.4(c).

(c) **Series A Conversion Price.** The conversion price applicable to the Series A shall initially be the Original Issue Price of the Series A (the "**Series A Conversion Price**").

Such initial Series A Conversion Price shall be adjusted from time to time in accordance with this Section B.4. All references to the Series A Conversion Price herein shall mean the Series A Conversion Price as so adjusted.

(d) **Mechanics of Optional Conversion.** Each holder of Series A who desires to convert the same into shares of Common Stock pursuant to this Section B.4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series A, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series A being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value as determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series A being converted and (ii) in cash (at the Common Stock's fair market value as determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series A. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series A to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date on which the first share of Series A is issued (the "**Original Issue Date**"), the Company effects a subdivision of the outstanding Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date. the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section B.4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series A Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series A Conversion Price shall be adjusted by multiplying the Series A Conversion Price then in effect by a fraction,

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance; and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series A Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii)   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this Section B.4(f) to reflect the actual payment of such dividend or distribution.

(g)   Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series A is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section B.3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section B.4), in any such event each share of Series A shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series A immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section B.4 with respect to the rights of the holders of Series A after the capital reorganization to the end that the provisions of this Section B.4 (including adjustment of the Series A Conversion Price then in effect and the number of shares issuable upon conversion of the Series A) shall be applicable after that event and be as nearly equivalent as practicable.

(h)   Certificate of Adjustment. In each case of an adjustment or readjustment of the Series A Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series A, if the Series A is then convertible pursuant to this Section B.4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series A so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Series A Conversion Price at the time in effect and (ii) the type and amount, if any, of other property that at the time would be received upon conversion of the Series A. Failure to request or provide such notice shall have no effect on any such adjustment.

(i)   Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section B.3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any Asset Transfer (as defined in Section B.3), or any Liquidation Event (as defined in Section B.3), the Company shall mail to each holder of Series A at least ten days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of

Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, recapitalization, Acquisition, Asset Transfer or Liquidation Event.

(j)   Automatic Conversion.

(i)   Each share of Series A shall automatically be converted into shares of Common Stock, based on the then-effective Series A Conversion Price: (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series A, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(ii)   Upon the occurrence of either of the events specified in Section B.4(j)(i) above, the outstanding shares of Series A shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Series A are delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series A, the holders of Series A shall either (A) surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series A or (B) notify the Company that such certificates have been lost, stolen or destroyed, and executed an indemnity agreement satisfactory to the Company as described above. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates or as stated in such written notice and indemnity agreement, a certificate or certificates for the number of shares of Common Stock into which the shares of Series A surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section B.4(d).

(k)   Adjustments to Series A Conversion Price for Certain Other Diluting Issuances.

(i)   Special Definitions. For purposes of this Section B.4(k), the following definitions shall apply:

(A)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(C)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section B.4(k)(iii) below, deemed to be issued) by the Company after the Original Issue Date, other than (I) the following shares of Common Stock and (II) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (I) and (II), collectively, "**Exempted Securities**"):

(1) Shares of Series A or Common Stock issued or issuable upon conversion thereof;

(2) Shares of Common Stock or Preferred Stock (and/or Options therefor or other Convertible Securities) issued or issuable primarily for other than equity financing purposes and approved by the Board;

(3) Shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(4) Shares of Common Stock, Options or Convertible Securities issued or issuable as a dividend or distribution on Series A;

(5) Shares of Common Stock, Options or Convertible Securities issued or issuable by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section B.4(e), Section B.4(f) or Section B.4(g);

(6) Shares of Common Stock or Options issued or issuable to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

(7) Shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(8) Shares of Common Stock, Options or Convertible Securities issued or issuable to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing, real property leasing transaction or a similar transaction, in each case approved by the Board;

(9) Shares of Common Stock, Options or Convertible Securities issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board;

(10) Shares of Common Stock, Options or Convertible Securities issued or issuable pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement; provided, that such issuances are approved by the Board; or

(11) Shares of Common Stock, Options or Convertible Securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board.

(ii) No Adjustment of Series A Conversion Price. Notwithstanding any other provision in this Certificate of Incorporation, including, without limitation, Section B.4(k)(iii), no adjustment of the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Company receives written notice from the holders of at least a majority of the then-outstanding shares of Series A agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii) Deemed Issue of Additional Shares of Common Stock.

(A) If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section B.4(k)(iii)(B) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (y) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security and (z) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv) (either because the consideration per share (determined pursuant to Section B.4(k)(v)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4(k)(iii)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Section B.4(k)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Section B.4(k)(iii)(B) and Section B.4(k)(iii)(C)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Section B.4(k)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(iv) Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Company shall, at any time after the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section B.4(k)(iii)), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(A) "CP_2" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(B) "CP_1" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(C) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the

Series A) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(E) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

Notwithstanding the foregoing, the Series A Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.

(v) Determination of Consideration. For purposes of this Section B.4(k), the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property: Such consideration shall:

(1) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(2) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(3) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in Section B.4(k)(v)(A)(1) and Section B.4(k)(v)(A)(2) above, as determined in good faith by the Board.

(B) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section B.4(k)(iii), relating to Options and Convertible Securities, shall be determined by dividing:

(1) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi) Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Section B.4(k)(iv), and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(l) **Fractional Shares.** No fractional shares of Common Stock shall be issued upon conversion of Series A. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series A by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(m) **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of Series A, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(n) **Notices.** Any notice required by the provisions of this Section B.4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) four business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(o) **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series A, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series A so converted were registered.

5. NO REISSUANCE OF PREFERRED STOCK.

Any shares of Preferred Stock redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

C. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Company's Certificate of Incorporation) the affirmative vote of the holders of a majority of the then-outstanding shares of stock of the Company entitled to vote (voting together as a single class on an as-if-converted basis), irrespective of the provisions of Section 242(b)(2) of the DGCL.

V.

No stockholder of the Company shall have a right to purchase shares of capital stock of the Company sold or issued by the Company except to the extent that such a right may from time to time be set forth in a written agreement between the Company and such stockholder.

VI.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (a) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (b) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Company.

VII.

A. The liability of the directors of the Company for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Company shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VII shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article VII in effect at the time of the alleged occurrence of any action or omission to act giving rise to liability.

VIII.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.   The management of the business and the conduct of the affairs of the Company shall be vested in its Board. The number of directors that shall constitute the whole Board shall be fixed by the Board in the manner provided in the Bylaws, subject to any restrictions which may be set forth in this Certificate of Incorporation.

B.   The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Company, subject to any restrictions that may be set forth in this Certificate of Incorporation.

C.   The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

* * * *

THREE: This Amended and Restated Certificate of Incorporation has been duly approved by the Board.

FOUR: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 and Section 245 of the DGCL by the stockholders of the Company.

[Remainder of this page intentionally left blank; signature page follows.]

Vita Imaging Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President and Chief Executive Officer as of January 30, 2020.

VITA IMAGING INC.

By: \s\ Thinh Tran

Thinh Tran
President and Chief Executive Officer